                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                                  Adaptec, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    00651F108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 34 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 2 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  18,076,884
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              18,076,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    18,076,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 3 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  18,076,884
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              18,076,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    18,076,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 4 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /

--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  18,076,884
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              18,076,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    18,076,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 5 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /

--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 6 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /

--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 7 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN MUTCH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /

--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 8 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HOWARD M. LEITNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /

--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 9 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ANTHONY BERGAMO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/ (b) / /

--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 10 of 34 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 4 ("Amendment  No. 4") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  4 amends  the
Schedule 13D as specifically set forth.

Item 2.     IDENTITY AND BACKGROUND.

      Item 2 is hereby amended to add the following:

      In connection with the Settlement  Agreement described and defined in Item
4, Steel  Partners II is no longer seeking the election of Howard M. Leitner and
Anthony  Bergamo  as  directors  of the  Issuer at its 2007  annual  meeting  of stockholders  (the "2007  Annual  Meeting").  Accordingly,  Messrs.  Leitner and
Bergamo are no longer  members of the Section  13(d) group and shall cease to be
Reporting Persons immediately after the filing of this Statement.  The remaining
Reporting  Persons will  continue  filing as a group  statements on Schedule 13D with respect to their beneficial  ownership of securities of the Issuer,  to the extent required by applicable law.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended and restated to read as follows:

      The  aggregate  purchase  price of the  18,076,884  Shares  owned by Steel
Partners II is approximately $67,337,960,  including brokerage commissions.  The
Shares owned by Steel Partners II were acquired with partnership funds.

Item 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to add the following:

      On October 26, 2007 (the "Effective Date"), Steel Partners II and Partners
LLC (the "Steel Parties") entered into a settlement agreement with Adaptec, Inc.
(the "Settlement  Agreement").  Pursuant to the Settlement Agreement,  the Steel
Parties agreed to withdraw their  nomination of Jack L. Howard,  John J. Quicke,
John  Mutch,  Anthony  Bergamo and Howard M.  Leitner  for  election at the 2007
Annual Meeting and to terminate their pending proxy solicitation with respect to the 2007  Annual  Meeting.  Prior to the 2007  Annual  Meeting,  the Board  will increase  its size from  eight (8) to nine (9)  members  and  current  directors
Judith M.  O'Brien  and Charles J. Robel will not stand for  re-election  to the
Board at the 2007 Annual  Meeting.  The Issuer  agreed to  nominate,  recommend, support and solicit proxies for the election of Messrs. Howard, Quicke and Mutch
(the "Steel  Nominees")  at the 2007 Annual  Meeting and appoint each of them to the  Board's  Nominating  and  Governance,  Compensation  and Audit  Committees,
respectively,  if they are elected. The Steel Parties agreed that they and their affiliates and associates will vote their Shares for the election of each of the incumbent  directors  nominated  for  election  at the 2007  Annual  Meeting and against any  proposal  made by a third party at the meeting if such  proposal is opposed by a majority of the incumbent directors. The Board will not exceed nine
(9) members prior to the Issuer's 2008 annual meeting of stockholders.

      Pursuant  to the  Settlement  Agreement,  the Issuer  agreed that the 2007
Annual  Meeting will be held and  concluded  no later than  December 13, 2007 or within thirty (30) days  thereafter and the only matters the Issuer will propose and  recommend for approval at the meeting will be the election of directors and

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 11 of 34 Pages
----------------------                                    ----------------------

the  ratification  of the  appointment  of the Issuer's  independent  registered public  accounting  firm. The Issuer also agreed that between the Effective Date and  immediately  following  the 2007 Annual  Meeting it will not enter into any binding  agreement or  arrangement  relating to any  acquisition  or purchase of assets  (except for assets  purchased  in the  ordinary  course of the  Issuer's business) or a business by it that  constitutes 20% or more of the net revenues, net income or assets of the Issuer and its  subsidiaries,  taken as a whole,  or
20% or more of any class or series of the Issuer's  securities unless either (i)
the binding agreement or arrangement  requires the Issuer to seek and obtain the approval of its stockholders  with respect to such proposed  transaction or (ii)
the Steel  Parties  provide  their prior  written  approval with respect to such proposed  transaction.  The Issuer and the Steel Parties furthermore agreed that as soon as  practicable  following the 2007 Annual  Meeting,  the Issuer and the
Steel  Nominees  will (i) review the  Issuer's  business,  financial  condition, results of operations and outlook,  (ii) use commercially  reasonable efforts to develop a set of mutually agreeable goals for improving the Issuer's performance
(the "Mutual Goals") and (iii) use commercially  reasonable efforts to engage as soon as reasonably practicable, but in any event within 60 days after developing the Mutual Goals, a third-party  consultant  satisfactory  to the Issuer and the
Steel Nominees for the purpose of assisting the Issuer in making recommendations to achieve the Mutual Goals.

      The Steel Parties agreed that during the period beginning on the Effective
Date and ending  immediately  following the 2007 Annual Meeting,  they will not, and will cause each of their  affiliates  and  associates  not to, take  certain actions, including the following:

      o  effect,  seek, offer,  propose (whether publicly or otherwise) or cause or participate in, or assist,  encourage or seek to persuade, any other
         person  to  effect,   seek,  offer  or  propose  (whether  publicly  or
         otherwise) or participate in:

            o  any tender offer or exchange offer  involving the Issuer's voting securities  ("Voting  Securities"),  except to the extent a third party which is not an affiliate or associate of the Steel Parties commences a hostile  tender offer or exchange  offer with respect to the Voting Securities;

            o  any merger, consolidation,  share exchange, business combination,
               sale  of  assets,  recapitalization,   restructuring,   dividend,
               distribution,   self  tender,   stock  repurchase,   liquidation,
               dissolution or other extraordinary  transaction with or involving the  Issuer  or any of its  subsidiaries  or any  portion  of the business or the assets of the Issuer or any of its  subsidiaries, except that if the Issuer  commences a process to complete any of the  activities  set forth in this  paragraph,  the Steel Parties will have the  opportunity  to  participate in such process under the same  procedures  and  guidelines  established  for the other participants in the process; or

            o  any  "solicitation"  of "proxies"  (as such terms are used in the proxy  rules  of the  Securities  and  Exchange  Commission  (the
               "SEC"))  with  respect to the Issuer or any action  resulting  in such person  becoming a "participant"  in any "election  contest"
               (as such  terms  are  used in the  proxy  rules of the SEC)  with respect to the Issuer;

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 12 of 34 Pages
----------------------                                    ----------------------

      o  offer, pledge, sell, contract to sell, or otherwise transfer or dispose of any of the  Voting  Securities  owned by the  Steel  Parties  on the
         Effective  Date or  enter  into  any  swap or  other  arrangement  that transfers  to  another,  in  whole  or in  part,  any of  the  economic consequences of ownership of such securities;

      o  except,  notwithstanding  the  foregoing,  the Steel  Parties  may take actions relating to the submission to a vote of the stockholders of the
         Issuer to approve  certain  acquisitions  or  purchases  of assets or a business by the Issuer as contemplated in the Settlement Agreement.

      The Issuer  agreed to  reimburse  the Steel  Parties for their  reasonable out-of-pocket  fees and expenses  incurred in connection  with their  activities relating to the 2007 Annual Meeting, not to exceed $50,000 in the aggregate.

      The foregoing  description of the Settlement Agreement is not complete and is  qualified  in its  entirety  by  reference  to its full text.  A copy of the
Settlement Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby amended and restated to read as follows:

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 121,051,238 Shares  outstanding,  which is the total number of Shares  outstanding  as of  September  28, 2007 as  reported in the  Issuer's
Schedule 14A filed with the  Securities  and Exchange  Commission on October 15,
2007.

      As of the close of  business  on  October  29,  2007,  Steel  Partners  II beneficially owned 18,076,884 Shares,  constituting  approximately  14.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 18,076,884  Shares owned by Steel Partners
II, constituting approximately 14.9% of the Shares outstanding. By virtue of his positions  with Steel  Partners II and  Partners  LLC, Mr.  Lichtenstein  may be
deemed to  beneficially  own the  18,076,884  Shares owned by Steel Partners II, constituting approximately 14.9% of the Shares outstanding.

      Currently,  none of Messrs.  Howard,  Quicke,  Mutch, Leitner or Bergamo owns any Shares.

      Item 5(b) is hereby amended and restated to read as follows:

      (b) Mr.  Lichtenstein has the sole power to vote and dispose of 18,076,884
Shares.  By virtue of his positions with Steel Partners II and Partners LLC, Mr.
Lichtenstein  has the sole power to vote and  dispose of the  18,076,884  Shares held by Steel Partners II and beneficially owned by Partners LLC.

      Item 5(c) is hereby amended to add the following:

      (c) Schedule A annexed hereto lists all  transactions in the Shares during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 13 of 34 Pages
----------------------                                    ----------------------

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended to add the following:

      On October 26, 2007,  Steel  Partners II and Partners LLC entered into the
Settlement Agreement as discussed in further detail in Item 4.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended to add the following exhibit:

   7.    Settlement Agreement dated as of October 26, 2007 by and among Adaptec,
         Inc., Steel Partners, L.L.C. and Steel Partners II, L.P.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 14 of 34 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2007                 STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Lauren Isenman
                                             -----------------------------------
                                             Lauren Isenman
                                             As Attorney-In-Fact for Warren G.
                                             Lichtenstein,
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Lauren Isenman
                                             -----------------------------------
                                             As Attorney-In-Fact for Warren G.
                                             Lichtenstein,
                                             Managing Member

                                         /s/ Lauren Isenman
                                         ---------------------------------------
                                         LAUREN ISENMAN
                                         As Attorney-In-Fact for Warren G.
                                         Lichtenstein

                                         /s/ Jack L. Howard
                                         ---------------------------------------
                                         JACK L. HOWARD

                                         /s/ John J. Quicke
                                         ---------------------------------------
                                         JOHN J. QUICKE

                                         /s/ John Mutch
                                         ---------------------------------------
                                         JOHN MUTCH

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 15 of 34 Pages
----------------------                                    ----------------------

                                         /s/ Howard M. Leitner
                                         ---------------------------------------
                                         HOWARD M. LEITNER

                                         /s/ Anthony Bergamo
                                         ---------------------------------------
                                         ANTHONY BERGAMO

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 16 of 34 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                             Exhibit                                   Page
-----------------------------------------------------------------  -------------
1.    Joint Filing Agreement by and among Steel Partners II,
      L.P.,   Steel   Partners,   L.L.C.   and   Warren   G.
      Lichtenstein, dated March 9, 2007 (previously filed).

2.    Powers of Attorney (previously filed).

3.    Press  Release,  including  text of letter to Board of
      Directors  of  Adaptec,   Inc.,  dated  May  30,  2007
      (previously filed).

4.    Letter from Steel Partners II, L.P. to Adaptec,  Inc.,
      dated June 25, 2007,  nominating directors (previously
      filed).

5.    Joint Filing and  Solicitation  Agreement by and among
      Steel  Partners  II,  L.P.,  Steel  Partners,  L.L.C.,
      Warren  G.  Lichtenstein,  Jack  L.  Howard,  John  J.
      Quicke,  John  Mutch,  Howard M.  Leitner  and Anthony
      Bergamo, dated June 25, 2007 (previously filed).

6.    Form of Indemnification  Letter Agreement  (previously
      filed).

7.    Settlement  Agreement  dated as of October 26, 2007 by            18 to 34
      and among Adaptec,  Inc.,  Steel Partners,  L.L.C. and
      Steel Partners II, L.P.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 17 of 34 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          60,717                     3.5683                  08/24/07
           7,000                     3.6000                  08/27/07
          80,000                     3.5998                  08/28/07
             200                     3.6000                  08/29/07
          40,426                     3.6400                  08/30/07
          41,042                     3.6000                  09/10/07
           2,000                     3.6000                  09/11/07
          19,691                     3.6100                  09/13/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

                                 JOHN J. QUICKE
                                 --------------
                                      None

                                   JOHN MUTCH
                                   ----------
                                      None

                                HOWARD M. LEITNER
                                -----------------
                                      None

                                 ANTHONY BERGAMO
                                 ---------------
                                      None

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 18 of 34 Pages
----------------------                                    ----------------------

                              SETTLEMENT AGREEMENT

      THIS  SETTLEMENT  AGREEMENT (the  "AGREEMENT")  is dated as of October 26,
2007 (the "EFFECTIVE DATE") by and among Adaptec,  Inc., a Delaware  corporation
(the "COMPANY"),  Steel Partners,  L.L.C., a Delaware limited  liability company
("STEEL PARTNERS"),  and Steel Partners II, L.P., a Delaware limited partnership
("STEEL II" and, together with Steel Partners, "STEEL").

                               W I T N E S S E T H

      WHEREAS,  on June 25,  2007,  Steel  delivered  to the Company a Notice of
Intention  to  Nominate  Persons  for  Election as  Directors  (the  "NOMINATION
LETTER")  indicating that Steel planned to seek  representation on the Company's
Board of  Directors  (the "BOARD OF  DIRECTORS")  by  nominating a slate of five candidates,  specifically Jack L. Howard,  John J. Quicke, John Mutch, Howard M.
Leitner and Anthony  Bergamo,  for election as directors at the  Company's  2007 annual meeting of stockholders (the "2007 ANNUAL MEETING").

      WHEREAS,  on August 3,  2007,  Steel  delivered  to the  Company a demand, pursuant  to Section  220 of the  Delaware  General  Corporation  Law, to review certain of the Company's  stockholder records in connection with the 2007 Annual
Meeting (the "SECTION 220 DEMAND").

      WHEREAS,  on August 24, 2007, Steel filed a preliminary proxy statement on
Schedule 14A (the "STEEL  PROXY") with the  Securities  and Exchange  Commission
(the "SEC") related to the matters set forth in the Nomination Letter.

      WHEREAS,  the Company and Steel (each a "PARTY") desire to enter into this
Agreement,  which (i)  terminates  the pending proxy contest for the election of directors at the 2007 Annual Meeting, (ii) grants to Steel representation on the
Board of Directors,  and (iii)  provides for certain other  limitations on Steel and its Affiliates and Associates (as such terms are defined below).

      NOW, THEREFORE, in consideration of the premises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency  of which are  hereby  acknowledged,  each  Party,  intending  to be legally bound, hereby agrees as follows:

                                    ARTICLE I

                          DEFINITIONS AND CONSTRUCTION

      SECTION 1.1 CERTAIN  DEFINITIONS.   As  used  in  this  Agreement,   the
following terms will have the meanings specified below:

      "AFFILIATE"  has the meaning set forth in Rule 12b-2 of the General  Rules and Regulations under the Exchange Act.

      "APPLICABLE LAW" means all applicable provisions of all (a) constitutions, treaties, statutes, laws (including common law), rules, regulations,  ordinances or codes of any Governmental Authority, and (b) orders, decisions,  injunctions, judgments, awards and decrees of any Governmental Authority.

      "ASSOCIATE"  has the  meaning  ascribed  to such term in Rule 12b-2 of the
General Rules and Regulations of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 19 of 34 Pages
----------------------                                    ----------------------

      "BUSINESS DAY" means a day other than a Saturday, a Sunday, a day on which banking  institutions  in the States of New York or California are authorized or obligated by law or required by executive order to be closed,  or a day on which
The NASDAQ Global Market is closed.

      "BYLAWS"  means  the  Bylaws  of the  Company,  as  amended,  restated  or supplemented from time to time.

      "CERTIFICATE"  means the Certificate of Incorporation  of the Company,  as amended, restated or supplemented from time to time.

      "COMMON STOCK" means the common stock of the Company, par value $0.001 per share.

      "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended,  and the rules and regulations thereunder.

      "GOVERNMENTAL  AUTHORITY"  means any  federal,  state,  local or political subdivision, governmental or administrative body, instrumentality, department or
agency  or  any  court,   administrative  hearing  body,  arbitration  tribunal,
commission  or other similar  dispute  resolution  panel or body,  and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

      "INCUMBENT  DIRECTORS" means those individuals who, as of the date hereof, constitute the Board of Directors;  PROVIDED,  HOWEVER,  that any individual who becomes a director  subsequent to the date hereof whose election,  or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the Incumbent Directors then serving on the Board of Directors will, following such election,  be an Incumbent Director.  For the avoidance of doubt, the Steel Directors will not be Incumbent Directors.

      "PERSON"  means an  individual,  a partnership,  an  association,  a joint venture, a corporation,  a limited liability  company, a business,  a trust, any entity  organized under  Applicable Law, an  unincorporated  organization or any
Governmental Authority.

      "SECTION 203" means Section 203 of the Delaware General Corporation Law.

      "STEEL DIRECTOR" means each of Jack L. Howard, John J. Quicke, John Mutch, and any substitutes and successors of such individuals appointed pursuant to the terms of Sections 3.2(e) and 3.2(f).

      "VOTE"  means,  as to any  entity,  the ability to cast a vote at either a stockholders'  or comparable  meeting or by written  consent of such entity with respect to the election of directors or other members of such entity's governing body.

      "VOTING SECURITIES" means the Common Stock and any other securities of the
Company having the right to Vote.

      SECTION  1.2  INTERPRETATION  AND  CONSTRUCTION  OF  THIS  AGREEMENT.  The
definitions  in Section 1.1 will apply  equally to both the  singular and plural forms of the terms defined.  Whenever the context may require,  any pronoun will include  the  corresponding  masculine,  feminine  and  neuter  forms.  The word
"include" will be deemed to be followed by the phrase "without  limitation." All references herein to Articles,  Sections,  Exhibits and Schedules will be deemed to be  references  to Articles and Sections of, and Exhibits and  Schedules  to,
this Agreement  unless the context will otherwise  require.  The headings of the
Articles and Sections are inserted for convenience of reference only and are not intended  to be a part of or to affect  the  meaning or  interpretation  of this
Agreement.  Unless the context will otherwise require or provide,  any reference

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 20 of 34 Pages
----------------------                                    ----------------------

to any  agreement  or other  instrument  or  statute  or  regulation  is to such agreement,  instrument,  statute or regulation as amended and supplemented  from time to time (and,  in the case of a statute  or  regulation,  to any  successor provision).

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

      SECTION 2.1  REPRESENTATION  AND  WARRANTIES BY STEEL.  Steel Partners and
Steel II hereby represent and warrant to the Company as follows:

            (a) Each of them has all  requisite  power and authority to execute, deliver and perform  their  respective  obligations  under this  Agreement.  The execution,  delivery and  performance  of this Agreement by each of them and the consummation of the transactions  contemplated  hereby have been duly authorized by all requisite action on the part of each of them.

            (b) This  Agreement  has been duly executed and delivered by each of them and  constitutes  a legal,  valid and binding  obligation  of each of them, enforceable  against each of them in  accordance  with its terms,  except to the extent that  enforceability  may be limited by  bankruptcy,  insolvency or other similar laws affecting  creditors rights  generally or by general  principles of equity.

            (c) No governmental  consent,  approval,  authorization,  license or clearance,  or  filing  or  registration  with any  governmental  or  regulatory authority,  is  required  to permit  either of them to  perform  its  respective obligations under this Agreement, except for such as have been obtained.

            (d) The  performance  of the  terms  of  this  Agreement  shall  not conflict  with,  constitute  a  violation  of, or require  any notice or consent under, the partnership  agreement,  membership agreement and/or any of the other governing  instruments  of  Steel  Partners  or  Steel  II or any  agreement  or instrument  to which  Steel  Partners  or Steel II is a party or by which  Steel
Partners or Steel II is bound,  and shall not require any  consent,  approval or notice under Applicable Law

            (e) The shares of Common Stock set forth on SCHEDULE 2.1(E) attached hereto represent all of the shares of Voting Securities of the Company,  if any, which are  beneficially  owned by either or both of them on the date hereof (the
"STEEL SHARES"). The Steel Shares are owned free and clear of any charge, claim, equitable  interest,  lien, option,  pledge,  security interest,  right of first refusal,  encumbrance or similar  restriction.  Neither of them has the right to
Vote shares of Voting Securities of the Company other than the Steel Shares, and neither of them has  granted  any other  Person the right to Vote or acquire the
Steel  Shares.  Other than the Steel Shares,  neither of them is the  beneficial owner of, or has any right to  acquire,  any other  Voting  Securities  or other securities of the Company.

            (f)  Each of Jack L.  Howard,  John J.  Quicke  and John  Mutch  (i)
satisfies  the  eligibility  requirements  for members of the Board of Directors established  by  (A)  the  Company's  publicly  disclosed  corporate  governance documents  and (B) The  Nasdaq  Stock  Market,  as in effect on the date of this
Agreement,   and  (ii)  qualifies  as  an  "independent   director"  under  Rule
4200(a)(15)  of The Nasdaq  Stock Market for purposes of service on the Board of
Directors.  John Mutch qualifies to serve on the Audit Committee of the Board of
Directors  under Rule 4350(d)(2) of The Nasdaq Stock Market,  including  meeting the criteria for  "independence"  set forth in Rule  10A-3(b)(1) of the Exchange
Act. Each of Jack L. Howard and John J. Quicke may be deemed to be Affiliates of
Steel and  "affiliates"  for purposes of Section  10A(m)(3) of the Exchange Act.
Each of Jack L. Howard, John J. Quicke and John Mutch has completed and returned to the Company a Director and Officer Questionnaire, in the form provided by the
Company.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 21 of 34 Pages
----------------------                                    ----------------------

      SECTION 2.2  REPRESENTATIONS  AND  WARRANTIES BY THE COMPANY.  The Company
represents and warrants to Steel as follows:

            (a) The Company has all requisite  corporate  power and authority to
execute,   deliver  and  perform  its  obligations  under  this  Agreement.  The execution,  delivery and  performance  of this  Agreement by the Company and the consummation of the transactions  contemplated  hereby have been duly authorized by all requisite corporate action on the part of the Company.

            (b) This  Agreement  has been duly  executed  and  delivered  by the
Company and  constitutes a legal,  valid and binding  obligation of the Company, enforceable  against the  Company in  accordance  with its terms,  except to the extent that  enforceability may be limited by bankruptcy,  insolvency or similar laws affecting creditors rights generally or by general principles of equity.

            (c) No governmental  consent,  approval,  authorization,  license or clearance,  or  filing  or  registration  with any  governmental  or  regulatory authority, is required in order to permit the Company to perform its obligations under this Agreement, except for such as have been obtained.

            (d) The  performance  of the  terms  of  this  Agreement  shall  not conflict  with,  constitute  a  violation  of, or require  any notice or consent under,  the  Certificate  or Bylaws or any  agreement or instrument to which the
Company is a party or by which the  Company is bound,  and shall not require any consent, approval or notice under Applicable Law.

                                   ARTICLE III

                         COVENANTS AND OTHER LIMITATIONS

      SECTION  3.1  STEEL   COVENANTS.   On  the  Effective  Date,  Steel  shall
irrevocably  withdraw the  Nomination  Letter,  shall  irrevocably  withdraw the
Section 220 Demand and shall terminate the pending proxy contest with respect to the election of  directors at the 2007 Annual  Meeting as described in the Steel
Proxy.  Within two (2) Business Days of the date of this  Agreement,  Steel will file,  or cause to be filed on their  behalf,  with the SEC an  amendment to its
Schedule 13D with  respect to the Company  disclosing  the material  contents of this  Agreement.  In addition  to the  foregoing,  Steel  agrees that during the period beginning on the Effective Date and ending immediately following the 2007
Annual  Meeting,  that it will not, and it will cause each of its Affiliates and
Associates not to, directly or indirectly, alone or in concert with others, take any of the  actions set forth below  (other  than such  actions  relating to the submission  to a vote of the  stockholders  of the  Company to  approve  certain acquisitions or purchases of assets or a business by the Company as contemplated in Section 3.9(1) of this Agreement):

            (a) effect,  seek, offer, propose (whether publicly or otherwise) or cause or  participate  in, or assist,  encourage or seek to persuade,  any other
Person to effect,  seek,  offer or propose  (whether  publicly or  otherwise) or participate in:

                  (i) any  tender  offer  or  exchange  offer  involving  Voting
Securities;  PROVIDED,  HOWEVER, that this clause (i) will be inoperative to the extent a third party which is not an Affiliate or Associate of Steel commences a hostile tender offer or exchange offer with respect to Voting Securities;

                  (ii)  any  merger,  consolidation,  share  exchange,  business
combination,  sale  of  assets,   recapitalization,   restructuring,   dividend,
distribution, self tender, stock repurchase,  liquidation,  dissolution or other
extraordinary   transaction  with  or  involving  the  Company  or  any  of  its subsidiaries  or any portion of the business or the assets of the Company or any of its subsidiaries;  PROVIDED, HOWEVER, that if the Company commences a process to complete any of the activities set forth in this subsection  (ii), Steel will have the  opportunity to  participate in such process under the same  procedures and guidelines established for the other participants in the process; or

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 22 of 34 Pages
----------------------                                    ----------------------

                  (iii) any  "solicitation" of "proxies" (as such terms are used in the  proxy  rules of the SEC)  with  respect  to the  Company  or any  action resulting in such Person becoming a "participant" in any "election  contest" (as such terms are used in the proxy rules of the SEC) with respect to the Company.

            (b) propose any matter for submission to a vote of  stockholders  of the Company;

            (c) grant any proxy or rights with respect to any Voting  Securities to any Person not designated by the Company;

            (d) execute any written  consent,  waiver or demand with  respect to any Voting Securities;

            (e) call or seek to have  called any  meeting of the  holders of the
Common Stock;

            (f) initiate or seek to initiate any  solicitation of the holders of
Common Stock;

            (g) take  any  action  to  seek  to  amend  any   provision  of  the
Certificate or the Bylaws;

            (h) offer,  pledge, sell, contract to sell, or otherwise transfer or dispose of,  directly or  indirectly,  any of the Steel Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Steel Shares;

            (i) submit any demand  under  Section  220 of the  Delaware  General
Corporation Law to review the Company's books and records;

            (j) take any action that could  reasonably  be expected to force the
Company  to make any  public  disclosure  with  respect  to any of the  types of matters  described in clauses (a) through (i), or announce any intention to take any action of the type described in clauses (a) through (i); or

            (k) enter  into  any  discussions,  negotiations,   arrangements  or
understandings with any Person other than the Company with respect to any of the foregoing,  or advise, assist,  encourage or seek to persuade others to take any action with respect to any of the foregoing.

      SECTION 3.2 STEEL DIRECTORS.

            (a) Prior to the 2007  Annual  Meeting  (i) the  Board of  Directors
shall  increase  the size of the Board of  Directors  from eight (8) to nine (9)
members,  and (ii)  Judith M.  O'Brien  and Charles J. Robel shall not stand for re-election at the 2007 Annual Meeting.

            (b) The Company agrees to nominate,  recommend,  support and solicit proxies for the Steel Directors for election at the 2007 Annual Meeting.

            (c) Each Steel Director has entered into an agreement with Steel and the Company in the form attached hereto as EXHIBIT A.

            (d) Following the completion of the 2007 Annual  Meeting,  the Board shall appoint John Mutch to the Company's Audit Committee, John J. Quicke to the
Company's  Compensation Committee and Jack L. Howard to the Company's Nominating
and  Governance  Committee.  Each  Steel  Director  shall  meet  the  membership

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 23 of 34 Pages
----------------------                                    ----------------------

eligibility  requirements,  as then in effect,  established by (i) the Company's publicly disclosed corporate  governance  documents,  (ii) the SEC and (iii) The
Nasdaq Stock  Market for each  committee of the Board of Directors to which each such Steel Director has been appointed.  The Board shall also appoint one of the
Steel  Directors to any new  committee  of the Board formed after the  Effective
Date,  provided that such Steel Director  shall meet the membership  eligibility requirements,  as then in  effect,  established  by (i) the  Company's  existing publicly disclosed corporate  governance  documents,  (ii) the SEC and (iii) The
Nasdaq Stock Market for appointment to such committee.

            (e) Should  any of  Messrs.  Howard,  Quicke  and Mutch be unable to serve as a director at the time of the 2007 Annual Meeting, Steel shall have the right to designate a substitute deemed qualified by the Company's Nominating and
Governance Committee.

            (f) In the case of any  vacancy  occurring  among  any of the  Steel
Directors  serving on the Board prior to the 2008 annual meeting of stockholders of the  Company,  Steel will have the right to recommend  an  individual  deemed qualified by the Company's Nominating and Governance Committee (and the right to recommend  alternates to the extent such  individual is not deemed  qualified by the Company's  Nominating  and  Governance  Committee) as a  representative  for appointment  as a successor to hold office for the  unexpired  term of the Steel
Director  whose  place  will be  vacant.  After  the  Company's  Nominating  and
Governance  Committee  deems such  individual to be qualified in its  reasonable business  judgment,  the Company's  Board of Directors  shall  promptly take all reasonable steps to cause such individual to be appointed to fill the vacancy.

            (g) After  the  2007  Annual  Meeting,  the  size  of the  Board  of
Directors  shall not exceed nine (9) members prior to the 2008 annual meeting of stockholders of the Company.

      SECTION 3.3 2007  ANNUAL   MEETING;   VOTING  OF  THE   COMPANY'S   VOTING
                  SECURITIES.

            (a) The 2007 Annual  Meeting  shall be held and  concluded on a date not later than December 13, 2007 or within thirty (30) days thereafter. The only matters that the Company shall propose and  recommend to its  stockholders  that they  vote to  approve  at the 2007  Annual  Meeting  shall be the  election  of directors,  as provided  herein,  and the ratification of the appointment of its independent registered public accounting firm.

            (b) Steel and its Affiliates and Associates  shall vote their shares of  Voting  Securities  for the  election  of each  of the  Incumbent  Directors nominated for election at the 2007 Annual Meeting.

            (c) Steel and its Affiliates and Associates  shall vote their shares of Voting  Securities  against  any  proposal  made by a third party at the 2007
Annual  Meeting if such  proposal  is opposed  by a  majority  of the  Incumbent
Directors. The Company is not aware of any proposals made by third parties to be presented at the 2007 Annual Meeting.

      SECTION  3.4  SECTION  203.  Each Party  acknowledges  and agrees  that by entering  into this  Agreement,  the Company is not,  and shall not be deemed to have,  opted out of or waived the provisions of Section 203 as they may apply to
Steel.

      SECTION 3.5 QUORUM. Steel will use its best efforts to ensure that it will be present, and will use its best efforts to cause its Affiliates and Associates owning Voting Securities to be present,  in each case, in person or by proxy, at the 2007  Annual  Meeting so that all Voting  Securities  beneficially  owned by
Steel  and its  Affiliates  and  Associates  will be  counted  for  purposes  of determining the presence of a quorum at the 2007 Annual Meeting.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 24 of 34 Pages
----------------------                                    ----------------------

      SECTION 3.6 PRESS RELEASES, ETC.

            (a) Promptly after the execution of this Agreement,  the Company and
Steel shall issue a joint press  release in the form attached as SCHEDULE 3.6 to this Agreement.

            (b) Each Party (including, for purposes of this Section 3.6, Steel's
Affiliates and Associates) may make required filings with regulatory agencies in the ordinary course relating to the matters covered by this Agreement; PROVIDED,
HOWEVER,  that prior to making any such  filings,  each Party will  provide  the other Party a reasonable  opportunity to review and comment on any such filings.
Without limiting the generality of the foregoing,  the Company agrees to provide
Steel an  opportunity  to  review  and  comment  on the  portions  of all  proxy materials to be filed by the Company in connection  with the 2007 Annual Meeting containing statements relating to Steel, the Steel Directors and this Agreement.

            (c) Neither the Company,  Steel or Steel's Affiliates or Associates,
nor any of their respective partners, members, directors, officers, employees or agents,  will publicly  disparage  any other Party to this  Agreement nor any of their respective partners, members, directors, officers, employees or agents.

      SECTION 3.7 NO PUBLIC INFORMATION.  In connection with discussions between
Steel and their  representatives  and the Company and its  representatives,  the
Company or its representatives may disclose orally or in writing to Steel or its representatives  information that is confidential to the Company. To protect the confidentiality  of such  information,  and as a condition to the  furnishing of such information,  Steel agrees, as set forth below, to treat confidentially all
such   information   furnished  to  or  otherwise   received  by  Steel  or  its
representatives from the Company or on its behalf (herein collectively  referred to as the  "CONFIDENTIAL  INFORMATION").  For  purposes of this  Agreement,  the phrase "Confidential Information" will not include information which (a) becomes lawfully available to the public other than as a result of a disclosure by Steel
or  its   representatives,   (b)  was   lawfully   available   to   Steel  on  a
non-confidential   basis  prior  to  its   disclosure  to  the  Company  or  its
representatives  by  the  Company  or on its  behalf  or  (c)  lawfully  becomes available  to Steel on a  non-confidential  basis  from a source  other than the
Company or the Company's representatives or agents, provided that such source is not bound by a  confidentiality  agreement  with the  Company of which Steel has been  made  aware.  The  Company  has  no  obligation  to  furnish  Confidential
Information to Steel or its  representatives  by virtue of this Agreement except for  Confidential  Information  provided to Steel Directors in their capacity as directors of the Company.  The Company shall use its  reasonable  efforts not to provide  Confidential  Information to Steel unless  requested or consented to by
Steel;  provided that the Parties acknowledge that the provision of Confidential
Information to Steel representatives serving on the Board of Directors shall not violate this provision.  The  Confidential  Information will not be disclosed by
Steel or its  representatives,  except to the extent the  Company  has given its prior  written  consent.  Notwithstanding  anything  to the  contrary  contained herein,  Steel  and its  representatives  shall be  permitted  to  disclose  any
Confidential  Information  to the extent the  disclosure of such  information is required in any court proceeding, by any Governmental Authority or by Applicable
Law; provided,  however, that Steel and its representatives shall use their best efforts  to  give  the  Company  reasonable  advance  notice  of  such  required disclosure to enable the Company,  at its sole expense, to prevent or limit such disclosure. This Section 3.7 will survive the termination of this Agreement.

      SECTION 3.8 THIRD PARTY CONSULTANT.  As soon as practicable  following the
2007  Annual  Meeting,  the  Company and the Steel  Directors  shall  review the
Company's business,  financial condition,  results of operations and outlook and shall use commercially reasonable efforts to develop a set of mutually agreeable goals for improving the Company's  performance (the "MUTUAL GOALS"). The Company and the Steel Directors shall then use commercially reasonable efforts to engage as soon  as  reasonably  practicable,  but in any  event  within  60 days  after developing  the Mutual  Goals,  a  third-party  consultant  satisfactory  to the
Company  and the Steel  Directors  for the purpose of  assisting  the Company in making recommendations to achieve the Mutual Goals.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 25 of 34 Pages
----------------------                                    ----------------------

      SECTION 3.9 SIGNIFICANT TRANSACTIONS. The Company shall not enter into any binding  agreement or  arrangement  relating to any  acquisition  or purchase of assets  (except for assets  purchased  in the ordinary  course of the  Company's business) or a business by it that  constitutes 20% or more of the net revenues, net income or assets of the Company and its  subsidiaries,  taken as a whole, or
20% or more of any class or series of Company  securities  unless either (1) the binding  agreement or  arrangement  shall require the Company to seek and obtain the approval of its  stockholders  with respect to such proposed  transaction or
(2) Steel  provides its prior  written  approval  with respect to such  proposed transaction.

                                   ARTICLE IV

                              TERM AND TERMINATION

      SECTION 4.1 TERMINATION.  Except with respect to Sections 3.2(d),  3.2(f),
3.2(g),  3.7 and 3.8, Article IV and Article V, the provisions of this Agreement will terminate immediately following the 2007 Annual Meeting.

      SECTION 4.2 TERMINATION  FOR BREACH.  The provisions of this Agreement may also be terminated by the non-breaching  Party in the event of a material breach by any Party of any of the terms of this Agreement;  PROVIDED, HOWEVER, that the non-breaching Party shall first provide written notice to the breaching party of the  facts  and  circumstances  giving  rise to such  breach,  after  which  the non-breaching party shall have ten (10) Business Days from receipt of the notice to cure such breach.  Any  termination of this Agreement as provided herein will be without prejudice to the rights of any Party arising out of the breach by any other Party of any provision of this Agreement.

                                    ARTICLE V

                                  MISCELLANEOUS

      SECTION 5.1 NOTICES. All notices, requests and other communications to any
Party  hereunder  will  be in  writing  (including  prepaid  overnight  courier, facsimile  transmission  or similar  writing) and will be given to such Party at its address or  facsimile  number set forth in this Section 5.1 or at such other address or facsimile number as such Party may hereafter specify in writing. Each such notice,  request or other  communication  will be effective (a) if given by facsimile,  when  transmitted to the facsimile  number specified in this Section
5.1,  (b) if given by mail,  upon the  earlier  of actual  receipt  or three (3)
Business Days after  deposit in the United States Mail,  registered or certified mail,  return  receipt  requested,  properly  addressed and with proper  postage prepaid,  (c)  one (1)  Business  Day  after  deposit  with  an  internationally reputable  overnight courier properly  addressed and with all charges prepaid or
(d) when received, if by any other means.  Communications by facsimile will also be sent  concurrently by  internationally  reputable  overnight courier properly addressed  and with all charges  prepaid,  but will in any event be effective as stated above.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 26 of 34 Pages
----------------------                                    ----------------------

      The Company:

      Adaptec, Inc.
      691 South Milpitas Boulevard
      Milpitas, California 95035
      Attn: Chief Executive Officer
      Facsimile No.: (408) 957-5630

      with a copy to:

      Fenwick & West LLP
      801 California Street
      Mountain View, California 94041
      Attn:  Dennis R. DeBroeck, Esq.
      Facsimile No.: (650) 938-5200

      Steel:

      Steel Partners II, L.P.
      590 Madison Avenue, 32nd Floor
      New York, New York 10022
      Attn: Mr. Warren G. Lichtenstein
      Facsimile No.: (212) 520-2331

      with a copy to:

      Olshan Grundman Frome Rosenzweig & Wolosky LLP
      Park Avenue Tower
      65 East 55th Street
      New York, New York 10022
      Attn: Steven Wolosky, Esq.
      Facsimile No.: (212) 451-2222

      The Parties will promptly notify each other in the manner provided in this
Section 5.1 of any change in their respective  addresses.  A notice of change of address will not be deemed to have been given until received by the addressee.

      SECTION 5.2 EXPENSES.  Within five (5) Business Days following  receipt of reasonably satisfactory  documentation thereof, the Company will reimburse Steel for its reasonable  out-of-pocket fees and expenses incurred through the date of the  execution  and  performance  of  this  Agreement  in  connection  with  its activities  relating to the 2007 Annual Meeting,  including without  limitation, the nomination and election of directors,  the solicitation of proxies, any acts or filings in connection  therewith,  and the  negotiation and execution of this
Agreement,   provided  such  reimbursement  shall  not  exceed  $50,000  in  the aggregate,  and  Steel  hereby  agrees  that  such  payment  shall  be  in  full satisfaction  of any  claims or rights it may have for fees,  expenses  or costs related to its activities relating to the 2007 Annual Meeting.

      SECTION 5.3 ASSIGNMENT. No Party will assign this Agreement or any rights, interests  or  obligations  hereunder,  or  delegate  performance  of any of its obligations  hereunder,  without the prior written  consent of each of the other
Parties.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 27 of 34 Pages
----------------------                                    ----------------------

      SECTION 5.4 ENTIRE AGREEMENT.  This Agreement,  including the Schedule and
Exhibit attached hereto,  embodies the entire agreement and understanding of the
Parties  in respect of the  subject  matter  contained  herein.  This  Agreement supersedes  all prior  agreements  and  understandings  between the Parties with respect to such subject matter.

      SECTION 5.5 WAIVER,  AMENDMENT,  ETC. This Agreement may not be amended or supplemented,  and no waivers of or consents to departures  from the  provisions hereof will be effective, unless set forth in a writing signed by, and delivered to, all the Parties. No failure or delay of any Party in exercising any power or right under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or  discontinuance of steps to enforce such right or power,  preclude any other or further exercise thereof or the exercise of any other right or power.

      SECTION 5.6 BINDING  AGREEMENT;  NO THIRD PARTY  BENEFICIARIES.  Except as
provided herein, this Agreement will be binding upon and inure to the benefit of the Parties and their respective  Affiliates and Associates,  and successors and permitted  assigns.  Nothing  expressed or implied herein is intended or will be construed to confer upon or to give to any third party any rights or remedies by virtue hereof.

      SECTION 5.7  REMEDIES.  Each of the Parties  acknowledges  and agrees that each  Party  would  suffer  irreparable  damage  in the  event  that  any of the provisions of this  Agreement was not performed in accordance  with its specific terms or was otherwise  breached and that such damage may not be  compensable in money  damages.  It is  accordingly  agreed  that,  in the  event  of a  breach, violation or  threatened  breach or violation of the terms of this  Agreement by any of the Parties,  each of the other Parties will be entitled to seek specific enforcement  of, and  injunctive  relief to prevent  any  breach,  violation  or further  breach or  violation  of, the terms  hereof,  in  addition to any other remedy or  relief  available  at law or in  equity.  In the event of any  action seeking injunctive relief hereunder, no Party will be required to post a bond.

      SECTION 5.8 GOVERNING  LAW;  EXCLUSIVE  JURISDICTION;  SERVICE OF PROCESS.
This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware,  without regard to conflicts of laws  principles.
Each Party agrees,  on behalf of itself and its Affiliates and Associates,  that any actions,  suits or proceedings  arising out of or relating to this Agreement or the transactions  contemplated  hereby will be brought solely and exclusively in any state or federal  court in the State of Delaware  (and the parties  agree not to commence any action,  suit or proceeding  relating thereto except in such courts),  and further  agrees that  service of any process,  summons,  notice or document  by U.S.  registered  mail to the  respective  addresses  set  forth in
Section 5.1 will be effective  service of process for any such  action,  suit or proceeding brought against any party in any such court. Each Party, on behalf of itself and its Affiliates and Associates, irrevocably and unconditionally waives any objection to the laying of venue of any action,  suit or proceeding  arising out of this Agreement or the transactions  contemplated  hereby, in the state or federal  courts in the State of Delaware,  and hereby  further  irrevocably  and unconditionally  waives  and agrees not to plead or claim in any such court that any such action,  suit or proceeding  brought in any such court has been brought in an improper or inconvenient forum.

      SECTION  5.9  SEVERABILITY.  The  invalidity  or  unenforceability  of any
provision  hereof  in  any   jurisdiction   will  not  affect  the  validity  or
enforceability  of the remainder hereof in that  jurisdiction or the validity or enforceability  of  this  Agreement,  including  that  provision,  in any  other jurisdiction.  To the extent  permitted by Applicable Law, each Party waives any provision of  Applicable  Law that renders any  provision  hereof  prohibited or unenforceable  in any respect.  If any provision of this Agreement is held to be unenforceable  for any  reason,  it will be  adjusted  rather  than  voided,  if possible, in order to achieve the intent of the Parties to the extent possible.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 28 of 34 Pages
----------------------                                    ----------------------

      SECTION 5.10 FURTHER ASSURANCES. The Parties agree to execute such further documents and  instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

      SECTION 5.11  COUNTERPARTS.  This Agreement may be executed in one or more counterparts  each of which when so  executed  and  delivered  will be deemed an original but all of which will constitute one and the same Agreement.

      SECTION 5.12 FACSIMILE/PDF SIGNATURES.  This Agreement may be executed and delivered by facsimile or by email in portable  document format (.pdf or similar format) and upon delivery of the signature by such method will be deemed to have the same effect as if the  original  signature  had been  delivered to the other
Parties.

                            [Signature Page Follows]

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 29 of 34 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the Company and Steel have caused  their  respective duly authorized  officers to execute this Agreement as of the day and year first above written.

ADAPTEC, INC.

By: /s/ Subramanian Sundaresh
    --------------------------------
Name:  Subramanian Sundaresh
Title: Chief Executive Officer

STEEL PARTNERS, L.L.C.

By: /s/ Warren Lichtenstein
    --------------------------------
Name:  Warren Lichtenstein
Title: Managing Member

STEEL PARTNERS II, L.P.
By: Steel Partners, L.L.C., its General Partner

By: /s/ Warren Lichtenstein
    --------------------------------
Name:  Warren Lichtenstein
Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 30 of 34 Pages
----------------------                                    ----------------------

                                 SCHEDULE 2.1(E)

                       NUMBER OF SHARES BENEFICIALLY OWNED

Steel Partners II, L.P.:  18,076,884

Steel Partners, L.L.C.:  18,076,884

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 31 of 34 Pages
----------------------                                    ----------------------

                                  SCHEDULE 3.6

                              FORM OF PRESS RELEASE

            ADAPTEC AND STEEL PARTNERS ANNOUNCE SETTLEMENT AGREEMENT

                  STEEL PARTNERS AGREES TO END ELECTION CONTEST

MILPITAS, CA, Oct 26, 2007 -- Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, and Steel Partners II, L.P. ("Steel Partners"), which beneficially owns approximately 15% of the Company's outstanding shares, today announced that they have entered into a settlement agreement.

Under the terms of the settlement, the Company has agreed to nominate and solicit proxies for three Steel Partners representatives for election at its upcoming 2007 Annual Meeting of Stockholders to be held on December 13, 2007 to join what will become a nine-member board. Steel Partners has agreed to withdraw its preliminary proxy statement containing its opposing slate of nominees and to end its proxy solicitation.

The Company agreed to expand its Board of Directors from eight to nine members.
Current directors Judith M. O'Brien and Charles J. Robel will not stand for re-election. Upon election at the Annual Meeting, Steel Partners' nominees John
Mutch, John J. Quicke and Jack L. Howard will be appointed to the Company's
Audit, Compensation, and Nominating and Governance Committees, respectively.

"We are pleased to reach an agreement with Steel Partners that allows us to work together to deliver value to the Company's stockholders, while continuing to provide quality solutions to its customers," said S. "Sundi" Sundaresh,
President and CEO of Adaptec. "We want to thank Charles and Judith for their expertise and dedication while serving on Adaptec's Board of Directors until the stockholder meeting."

On behalf of Steel Partners and its nominees, Jack Howard stated "We are delighted to have reached a settlement with Adaptec on these important matters.
We look forward to working together with Sundi and the rest of the Board to increase value for all stockholders."

ABOUT ADAPTEC, INC.

Adaptec, Inc. (NASDAQ: ADPT) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading Original Equipment
Manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses, and consumers worldwide. More information is available at WWW.ADAPTEC.COM.

ABOUT STEEL PARTNERS II, L.P.

Steel Partners II, L.P. is a New York-based private investment partnership.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 32 of 34 Pages
----------------------                                    ----------------------

SAFE HARBOR STATEMENT

This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include statements regarding Adaptec's agreement to nominate three nominees of
Steel Partners for election at its upcoming annual meeting and its agreement to increase the size of its board to nine members in connection with these nominations, and the expectation that the agreement with Steel Partners will allow Adaptec to work together to deliver value to its stockholders while continuing to provide quality solutions to its customers. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements.
These risks include: if Adaptec does not meet its restructuring objectives, it may have to continue to implement additional plans in order to reduce its operating costs; achieving necessary support from the contract manufacturers to which Adaptec has outsourced manufacturing, assembly and packaging of its products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders;
reduced demand in the server, network storage and desktop computer markets;
Adaptec's target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including Adaptec's SAS, SATA and
iSCSI lines of products; decline in consumer acceptance of Adaptec's current products; the timing and volume of orders by OEM customers for storage products;
Adaptec's ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition Adaptec faces in its business. For a more complete discussion of risks related to Adaptec's business, reference is made to the section titled "Risk Factors" included in
Adaptec's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
2007 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward-looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries.
Other product and company names are trademarks or registered trademarks of their respective owners.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 33 of 34 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                                    AGREEMENT

      THIS AGREEMENT (the "AGREEMENT") is dated as of October 26, 2007 by and among Adaptec, Inc., a Delaware corporation (the "COMPANY"), Steel Partners,
L.L.C., a Delaware limited liability company ("STEEL PARTNERS"), Steel Partners
II, L.P., a Delaware limited partnership ("STEEL II" and, together with Steel
Partners, "STEEL"), and ______________________, an individual residing at
______________________________________ (the "STEEL DIRECTOR").

                               W I T N E S S E T H

      WHEREAS, the Company and Steel have entered into that certain Settlement
Agreement, dated as of October 26, 2007 (the "SETTLEMENT Agreement"), pursuant to which the Company has agreed, among other things, to appoint or nominate certain individuals designated by Steel to be directors of the Company; and

      WHEREAS, as a condition to its entering into the Settlement Agreement, and as a condition to the Board of Directors of the Company nominating or appointing such designee to the Board of Directors, the Company requires that each individual designated by Steel enter into this Agreement.

      NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company, Steel and the Steel Director (each a
"PARTY"), intending to be legally bound, hereby agrees as follows:

      1. The Steel Director has completed, signed and delivered to the Company the Director and Officer Questionnaire (the "QUESTIONNAIRE") requested by the
Company. The information provided by the Steel Director in response to the
Questionnaire is true, complete and correct, and the Steel Director agrees to promptly notify the Company in writing if any such information subsequently becomes untrue, incomplete or incorrect.

      2. The Steel Director agrees to serve as a member of the Board of
Directors until the earlier of his resignation or upon the expiration of his term as a member of the Board of Directors. The Steel Director further agrees to immediately resign all positions as a director and officer of the Company and any subsidiary of the Company upon the written request by Steel delivered to the
Steel Director requesting the Steel Director to resign as a director of the
Company.

      3. The Steel Director acknowledges, and agrees to be bound by, the terms of the Settlement Agreement (a copy of which the Steel Director has received and reviewed) as fully as if the Steel Director was a Party thereto.

                            [Signature Page Follows]

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 34 of 34 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the Company, Steel and the Steel Director have caused their respective duly authorized officers to execute this Agreement as of the day and year first above written.

ADAPTEC, INC.

By:
    --------------------------------
Name:  Subramanian Sundaresh
Title: Chief Executive Officer

STEEL PARTNERS, L.L.C.

By:
    --------------------------------
Name:  Warren Lichtenstein
Title: Managing Member

STEEL PARTNERS II, L.P.
By: Steel Partners, L.L.C., its General Partner

By:
    --------------------------------
Name:  Warren Lichtenstein
Title: Managing Member

STEEL DIRECTOR

By:
    --------------------------------

Name:
      ------------------------------